Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  (860) 364-1830

NYSE MKT:  TRX

Fax:  (860) 364-0673

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – May 13, 2015

Tanzanian Royalty Exploration Corporation Validates Heap Leach Process at Buckreef South Pit Gold Mine

Tanzanian Royalty Exploration Corporation (the “Company”) is pleased to announce today that assay results from leachant (pregnant solution) collected from its heap leach pads and the pregnant leachate solution (PLS) holding pond at its Buckreef South Pit mine processing plant returned highly encouraging results from the mineralization’s response to heap-leaching.  Assay results from Pad 2 are summarized in the chart below:

The Company found that the permeability and leaching degree of the pad material was improved by mixing river sand with the mineralized material on the pad.  The assay results for samples collected from Pad 1 returned moderate values ranging from 0.3mg/l to 0.8mg/l over a 20 day period. This is attributed to the intensely clayey nature of the leach materials, hence the decision to improve permeability and percolation on Pad 2.

The Company has also commenced pumping and eluting the pregnant solution (leachant) generated from Pad 1 through the carbon elution columns, marking our second progressive step towards gold recovery on the Buckreef Gold project.  Six (6) samples of the loaded carbon collected from Columns 1 to 6, respectively, returned assays as summarized in the table below:

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Head Grade (PLS-mg/l)		0.29
Discharge Grade (BLS-mg/l)		0.003

Date	SAMPLE_ID	ASSAY (g/t)
4-May-15	CIC 1	32.00
4-May-15	CIC 2	20.00
4-May-15	CIC 3	18.00
4-May-15	CIC 4	33.00
4-May-15	CIC 5	9.00
4-May-15	CIC 6	7.00

It is notable that the head grade (mg/l) from the pregnant leach solution in the PLS pond increases as the leaching progresses, and the discharge grade (mg/l) from the carbon columns into the barren leach solution (BLS) indicates >98% capture from the PLS.

Truck-stacking of material on Pad 3 (of 4) commenced on 6th May 2015 and is in progress. The strategy of the Company is to fill all four pads now at Buckreef, taking advantage of the fact that the greater degree of gold in the leachate occurs early in the process rather than later, provided that permeability is maintained at a favorable level.

Joseph Kahama, TRX Chairman and COO (Tanzania), commented: “The analytical assay results from the leachant that continues to be generated from Heap Leach Pads 1 and 2 illustrate the amenability of the Buckreef South Pit deposit to heap leaching, which is typically lower in capital and operating costs than other gold recovery methods. The leaching kinetics will be strengthened via the addition of an agglomeration unit to significantly increase percolation and permeability, thus enhancing the excellent initial oxide recoveries so far reported.”

Jim Sinclair, TRX President and CEO, added: “This is another critical step on our Company’s path to production. Not only have we demonstrated that heap leaching represents a viable gold recovery option at Buckreef, the cyanide soluble leach assay data will allow us to better map and quantify recoverable gold for the substantial resource blocks not only for the Buckreef South Pit, but also for the nearby Buckreef Main Deposit and the Tembo and Bingwa satellite deposits.”

Photos of the build and operation may be viewed on the Company’s website at www.tanzanianroyalty.com.

Analysis

Solvent extraction assay with flame AAS finish was conducted by SGS Laboratories in Mwanza. Internal laboratory replicates were inserted in the sample stream randomly. The replicates have a correlation coefficient of 94%. No standards from SGS were inserted in the sample stream. For the Au-in-carbon content, the loaded carbon samples were first ashed then dissolved in an aqua solution then analysed by Aqua Regia Digest (ARS) with AAS finish. Internal laboratory Replicates were inserted in the sample stream randomly. The duplicates have a correlation coefficient of 94%. No standards from SGS were inserted in the sample stream. The figures used in this press release are as received from the laboratory.

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Qualified Person

The qualified person for Tanzanian Royalty Exploration Corporation is Mr. Peter Zizhou, Acting General Manager, Exploration and Administration. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000), is a registered scientist with SACNASP (Reg. No. 400028/08) and has reviewed and approved the contents of this news release.

Respectfully submitted,

Joseph K Kahama

Chairman and COO (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.